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As filed with the Securities and Exchange Commission on August 21, 2007                           OMB APPROVAL
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Registration No. 333-144564                                                                OMB Number:      3235-0336
                                                                                           Expires     March 31, 2008
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                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                / X /

PRE-EFFECTIVE AMENDMENT NO.      2                                    / X /

POST-EFFECTIVE AMENDMENT NO. __                                      /   /

                                OPPENHEIMER CAPITAL APPRECIATION FUND
                          (Exact Name of Registrant as Specified in Charter)

                6803 South Tucson Way, Centennial, Colorado 80112-3924
                        (Address of Principal Executive Offices)

                                        303-768-3200
                        (Registrant's Area Code and Telephone Number)

                                               Robert G. Zack, Esq.
                                    Executive Vice President & General Counsel
                                              OppenheimerFunds, Inc.
                                            Two World Financial Center
                                                225 Liberty Street
                                             New York, New York 10148
                                                  (212) 323-0250
                                        [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                      (Name and Address of Agent for Service)

      As soon as practicable after the Registration Statement becomes effective.
                        (Approximate Date of Proposed Public Offering)

     Title of Securities  Being  Registered:  Class A, Class B, Class C, Class N
and Class Y shares of Oppenheimer Capital Appreciation Fund.

     No filing fee is due because of reliance on Section 24(f) of the Investment
Company Act of 1940, as amended.

     The Registrant  hereby amends this  Registration  Statement on such date as may be necessary to delay its effective date until the  Registrant  shall file a further amendment which  specifically  states that this  Registration  Statement shall  thereafter  become  effective  in  accordance  with  Section  8(a) of the
Securities  Act of  1933  or  until  the  Registration  Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

     Parts A, B and C are incorporated herein by reference from the Registration
Statement filed on August 9, 2007.

                                     SIGNATURES

     As required by the  Securities Act of 1933, as amended,  this  registration statement has been signed on behalf of the  registrant,  in the City of New York and State of New York, on the 21st day of August, 2007.

                                                     Oppenheimer Capital Appreciation Fund

                                                     By:  /s/ John V. Murphy*
                                                     ---------------------------------------------
                                                     John V. Murphy, President,
                                                     Principal Executive Officer & Trustee

Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration  Statement  has been signed below by the  following  persons in the capacities on the dates indicated:

Signatures                                  Title                                       Date

/s/ Brian F. Wruble*                        Chairman of the
Brian F. Wruble                             Board of Trustees                           August 21, 2007

/s/ John V. Murphy*                         President, Principal
John V. Murphy                              Executive Officer and Trustee               August 21, 2007

/s/ Brian W. Wixted*                        Treasurer, Principal                        August 21, 2007
Brian W. Wixted                             Financial & Accounting Officer

/s/ David K. Downes*                        Trustee                                     August 21, 2007
David K. Downes

/s/ Matthew P. Fink*                        Trustee                                     August 21, 2007
Matthew P.Fink

/s/ Robert G. Galli*                        Trustee                                     August 21, 2007
Robert G. Galli

/s/ Phillip A. Griffiths*                   Trustee                                     August 21, 2007
Phillip A. Griffiths

/s/ Mary F. Miller*                         Trustee                                     August 21, 2007
Mary F. Miller

/s/ Joel W. Motley*                         Trustee                                     August 21, 2007
Joel W. Motley

/s/ Russell S. Reynolds, Jr.*               Trustee                                     August 21, 2007
Russell S. Reynolds, Jr.

/s/ Joseph M. Wikler*                       Trustee                                     August 21, 2007
Joseph M. Wikler

/s/ Peter I. Wold*                          Trustee                                     August 21, 2007
Peter I. Wold

*By:     /s/ Mitchell J. Lindauer
         Mitchell J. Lindauer, Attorney-in-Fact